SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*


                                 PETsMART, Inc.

-------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share

-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    716768106

-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Yves Sisteron
                             602 No. Crescent Drive
                             Beverly Hills, CA 90210
                                 (310) 785-5151

-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 9, 1998

-------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 67 Pages
                        Exhibit Index Appears on Page 8
the  liabilities  of that  section  of the Act but shall be subject to all other
provisions   of   the   Act   (however,    see   the   Notes).    Schedule   13D



                               Page 2 of 67 Pages
                        Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 3 of 10 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fourcar, B.V.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)     [ ]
                                                                   (b)     [x]
--------
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY
-------- -----------------------------------------------------------------------
--------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) OR 2(E)                                              [  ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
    Number of Shares          7      SOLE VOTING POWER
   Beneficially Owned
                                     -0-
                           --------- -------------------------------------------
                           --------- -------------------------------------------
       by each               8       SHARED VOTING POWER

                                     13,182,584
                           --------- -------------------------------------------
                           --------- -------------------------------------------
    reporting person          9      SOLE DISPOSITIVE POWER
        with
                                     -0-
                           --------- -------------------------------------------
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     13,182,584
-------------------------- --------- -------------------------------------------
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           13,182,584
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)   [  ]
                              EXCLUDES CERTAIN SHARES*
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.3%
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           CO
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 4 of 10 Pages
-----------------------------                    -------------------------------

-------  -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Carrefour S.A.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)   [ ]
                                                                     (b)   [X]
--------
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY
-------- -----------------------------------------------------------------------
--------
   4     SOURCE OF FUNDS*

         OO
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         France
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
    Number of                 7      SOLE VOTING POWER
     Shares
                                     -0-
                           --------- -------------------------------------------
                           --------- -------------------------------------------
Beneficially owned by         8      SHARED VOTING POWER
       each
                                     13,182,584
                           --------- -------------------------------------------
                           --------- -------------------------------------------
    reporting person          9      SOLE DISPOSITIVE POWER
         with
                                     -0-
                           --------- -------------------------------------------
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     13,182,584
-------------------------- --------- -------------------------------------------
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON

                           13,182,584
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                              EXCLUDES CERTAIN SHARES*                     [ ]
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                           11.3%
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON

                           CO
-------------------------- -----------------------------------------------------

                               Page 4 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 5 of 10 Pages
-----------------------------                    -------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!







                               Page 5 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 6 of 10 Pages
-----------------------------                    -------------------------------

         This statement constitutes Amendment No. 1 ("Amendment No. 1") to the Statement on Schedule 13D, dated July 8, 1996 (the "Schedule 13D"), filed by Fourcar B.V., a Netherlands corporation ("Fourcar"), and is filed in respect of the beneficial ownership by Fourcar and Carrefour S.A. (collectively, the "Reporting Persons") of shares of the common stock, par value $.0001 per share (the "Common Stock"), of PETsMART, Inc., a Delaware corporation (the "Company"). The name, principal occupation and business address of each director and executive officer of each of the Reporting Persons is set forth on Schedule A to this Amendment. Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D. Pursuant to Rule 101(a)(v) of Registration S-T, the Schedule 13D has been filed as Exhibit C to this Amendment No. 1 and is incorporated herein by reference.

Item 2 is amended as follows:

         (a)      Carrefour S.A., a French corporation.

         (b)      6 Avenue Raymond-Poincare - 75116 Paris, France.

         (c)      Carrefour is a global retailer.

         (d)      No.

         (e)      No.

         (f)      France.



Item 3 is hereby amended as follows:

         Item 3.  Source and Amount of Funds or Other Consideration.
         ------   --------------------------------------------------

         On August 28, 1998, Carrefour S.A. ("Carrefour"), the indirect parent of Fourcar, and Societe de Noyange S.A. ("DN"), a French company holding approximately 18.5% of Carrefour's share capital and 28.2 % of Carrefour's voting rights, executed a merger agreement (the "Merger Agreement") providing for the merger of DN with and into Carrefour (the "Merger") under the merger scheme applicable in France ("fusion absorption"). Shareholders of Carrefour and DN approved the Merger on or about November 9, 1998. In the Merger, shareholders of DN received newly issued shares of the capital of Carrefour in exchange for their shares of the capital of DN in accordance with an exchange ratio established pursuant to the Merger Agreement. As a result of the Merger, Carrefour succeeded to the indirect beneficial ownership of 3,519,566 shares of the Common Stock of the Company indirectly held by DN immediately prior to the Merger.

         Item 4. Purpose of Transaction. The Merger was effected to simplify the shareholding structure of Carrefour and to provide liquidity to the holders of DN shares. In the



                               Page 6 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 7 of 10 Pages
-----------------------------                    -------------------------------

Merger, DN shares were exchanged for shares in Carrefour, which are publicly traded in France. The Reporting Persons do not have any plans or proposals which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may from time to time discuss among themselves and with other persons market conditions and other factors concerning their interests in the Company, as well as specific actions that might be taken in light of prevailing circumstances with respect to such interests. The Reporting Persons reserve the right from time to time to acquire or dispose of the shares of the Common Stock, or to formulate other purposes, plans or proposals regarding the Company to the extent deemed advisable in light of general investment policies, market conditions and other factors.

         Item 5.  Interest in Securities of Issuer.
         ------   ---------------------------------

         As a result of the Merger, Carrefour may be deemed to have become the beneficial owner of an additional 3,519,566 shares of Common Stock, or 3.04% of the Common Stock issued and outstanding, resulting in the Reporting Persons having aggregate beneficial ownership of 13,182,584 shares of Common Stock, or 11.39% of the then issued and outstanding Common Stock (based on 115,788,223 outstanding shares of Common Stock on June 5, 1998 as reported in the Company's Quarterly Report on Form 10-Q for the period ended May 3, 1998). As of the date hereof, the Reporting Persons are the beneficial owners, with (in the case of Carrefour, through its respective subsidiaries) shared voting and dispositive power of an aggregate 13,182,584 shares of Common Stock, or 11.33% of the Common Stock issued and outstanding (based on 116,361,390 shares of Common Stock outstanding on December 11, 1998 as reported in the Company's Quarterly Report on Form 10-Q for the period ended November 1, 1998).

Item 6 is hereby amended as follows:

         Item 6.  Contracts, Arrangements, Understanding or Relationships
         ------   -------------------------------------------------------
                  with Respect to the Securities of the Issuer.
                  ---------------------------------------------

         As described in Item 5, pursuant to the Merger, Carrefour acquired indirect beneficial ownership of shares of Common Stock which prior to the Merger were indirectly held by DN. Other than the Merger Agreement, the Reporting Persons are not a party to any agreement relating to the Common Stock.


                               Page 7 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 8 of 10 Pages
-----------------------------                    -------------------------------

Item 7.  Material to be Filed as Exhibits.
------   --------------------------------

          Exhibit A --   Power of Attorney (Carrefour S.A.)
          Exhibit B --   Power of Attorney (Fourcar, B.V.)
          Exhibit C --   Schedule 13D dated July 8, 1996 filed by Fourcar B.V.
          Exhibit D --   Merger Agreement (translated from the French).
          Exhibit E --   Joint Filing Agreement, dated as of February 17, 1999,
                         among the Reporting Persons




                               Page 8 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 9 of 10 Pages
-----------------------------                    -------------------------------


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the Reporting Persons, the Reporting Persons certify that the information set forth in this statement is true, complete and correct.


                                         FOURCAR, B.V.




Dated: February 17, 1999                 By: /s/ Yves Sisteron
                                            ----------------------------
                                            Name:  Yves Sisteron
                                            Title: Authorized Signatory


                                         CARREFOUR S.A.




Dated: February 17, 1999                 By: /s/ Yves Sisteron
                                            ----------------------------
                                            Name:  Yves Sisteron
                                            Title: Authorized Signatory



                               Page 9 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 10 of 10 Pages
-----------------------------                    -------------------------------

                                                  Schedule A to Amendment No. 1
                                                                to Schedule 13D


The name and principal occupation of the directors and executive officers of each of the Reporting Persons is set forth below. The business address of each is c/o Carrefour, 6 avenue Raymond Poincare, 75016 Paris, France, unless otherwise indicated.



         Jacques Badin     President of Fourcar, Director of Fourcar and
                           Director of Carrefour

         Daniel Bernard    CEO and Chairman of the Board of Carrefour

         Christian Blanc   Former CEO Air France, Director of Carrefour

         Herve Defforey    Chief Financial Officer and Director of Carrefour,
                           Supervisor of Fourcar, Director of Fourcar

         Thierry Defforey  Director of Carrefour

         Francois Henrot   Associated Manager of Banque Rothschild,
                           Director of Carrefour

         Carlos March      President, CEO of Group March,
                           Director of Carrefour

         Jacques Fournier  Former President and CEO Carrefour,
                           Director of Carrefour

         Sergio Dias       Supervisor, Group Controller of Carrefour,
                           Director of Fourcar

         Etienne Van Dyck  Supervisor, General Counsel of Carrefour,
                           Director of Fourcar


                               Page 10 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 1 of 1 Pages
-----------------------------                    -------------------------------

                                                  EXHIBIT A TO AMENDMENT NO. 1
                                                                TO SCHEDULE 13D

                               POWER OF ATTORNEY
                                     General

This Power of Attorney is made as of this 12th day of February 1999 by Carrefour S.A., a societe anonyme (corporation) (the "Principal"), resident in Paris, France in these presents represented by Mr. Etienne VAN DYCK, General Counsel of the Principal.

For the term commencing on the day hereof and remaining in effect until revoked by an instrument in writing, the Principal (1) does hereby nominate, constitute and appoint Yves Sisteron as the Principal's true and lawful attorney in fact, to act in Principal's name and stead, and for the Principal's use and benefit
(2) does hereby grant to said attorney in fact full and complete authority to execute and act on the Principal's behalf in connection with documents to be filed with, and make declarations and statements for and to, U.S. governmental and quasi-governmental agencies and regulatory authorities, including, without limitation, the Internal Revenue Service, Securities and Exchange Commission, Federal Trade Commission, and U.S. courts.

This Power of Attorney is granted upon the following conditions:

a. That the said attorney supplies to the Principal and original of any documents signed pursuant to this Power of Attorney immediately upon such signature;

b. That the attorney promptly informs the Principal of any oral engagement undertaken by him with any person pursuant to this Power of Attorney;

c. That the attorney furnishes a full report to the Principal on a regular basis of his activities pursuant to the exercise of these powers granted by the Principal.

GIVING AND GRANTING to said attorney in fact full power and authority, but without the power of substitution, to do and perform all and every act and thing whatsoever requisite necessary or proper to be done relative to any of the foregoing as fully as the Principal might or could do if personally present and whereby ratifying and confirming all that said attorney in fact shall lawfully do or cause to be done under the authority of this Power of Attorney.

This Power of Attorney shall be subject to French law and the Jurisdiction of the Court of Appeal of Paris and its subsidiary courts.

IN WITNESS WHEREOF, this Power of Attorney is made and executed as of the date first set forth above.

This power is given for one year beginning as of the date first set forth in the above and may be renewed in writing.

CARREFOUR S.A.


Name:   E. VAN DYCK
Title:  General Counsel


                               Page 11 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 1 of 1 Pages
-----------------------------                    -------------------------------

                                                  EXHIBIT B TO AMENDMENT NO. 1
                                                                TO SCHEDULE 13D

                                POWER OF ATTORNEY
                                     General

This Power of Attorney is made as of this 12th day of February 1999 by Fourcar B.V., a closed company with limited liability (the "Principal"), resident in Amsterdam, The Netherlands in these presents represented by Mr. Jacques BADIN, Managing Director of the Principal.

For the term commencing on the day hereof and remaining in effect until revoked by an instrument in writing, the Principal (1) does hereby nominate, constitute and appoint Yves Sisteron as the Principal's true and lawful attorney in fact, to act in Principal's name and stead, and for the Principal's use and benefit
(2) does hereby grant to said attorney in fact full and complete authority to execute and act on the Principal's behalf in connection with documents to be filed with, and make declarations and statements for and to, U.S. governmental and quasi-governmental agencies and regulatory authorities, including, without limitation, the Internal Revenue Service, Securities and Exchange Commission, Federal Trade Commission, and U.S. courts.

This Power of Attorney is granted upon the following conditions:

a. That the said attorney supplies to the Principal and original of any documents signed pursuant to this Power of Attorney immediately upon such signature;

b. That the attorney promptly informs the Principal of any oral engagement undertaken by him with any person pursuant to this Power of Attorney;

c. That the attorney furnishes a full report to the Principal on a regular basis of his activities pursuant to the exercise of these powers granted by the Principal.

GIVING AND GRANTING to said attorney in fact full power and authority, but without the power of substitution, to do and perform all and every act and thing whatsoever requisite necessary or proper to be done relative to any of the foregoing as fully as the Principal might or could do if personally present and whereby ratifying and confirming all that said attorney in fact shall lawfully do or cause to be done under the authority of this Power of Attorney.

This Power of Attorney shall be subject to French law and the Jurisdiction of the Court of Appeal of Paris and its subsidiary courts.

IN WITNESS WHEREOF, this Power of Attorney is made and executed as of the date first set forth above.

This power is given for one year beginning as of the date first set forth in the above and may be renewed in writing.

FOURCAR B.V.


Name:   J. B. Badin
Title:  Managing Director


                               Page 12 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 1 of 7 Pages
-----------------------------                    -------------------------------


                                                  EXHIBIT C TO AMENDMENT NO. 1
                                                               TO SCHEDULE 13D

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                 PETsMART, Inc.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 Par Value

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    716768106

--------------------------------------------------------------------------------
                                 (CUSIP Number)

         Yves Sisteron, 602 No. Crescent Drive, Beverly Hills, CA 90210
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications).

                                  July 8, 1996
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


                               Page 13 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 2 of 7 Pages
-----------------------------                    -------------------------------

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)




                               Page 14 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 3 of 7 Pages
-----------------------------                    -------------------------------

-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Fourcar, B.V.
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  [ ]
                                                                       (b)  [ ]
--------
-------- -----------------------------------------------------------------------
   3      SEC USE ONLY
-------- -----------------------------------------------------------------------
--------
   4     SOURCE OF FUNDS*

         Working capital
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                              [ ]
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OR ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
                           --------- -------------------------------------------
                              7
    Number of Shares                 SOLE VOTING POWER

                                     4,131,509
                           --------- -------------------------------------------
                           --------- -------------------------------------------
  Beneficially owned by       8      SHARED VOTING POWER
          each
                                     - 0 -
                           --------- -------------------------------------------
                           --------- -------------------------------------------
    reporting person          9      SOLE DISPOSITIVE POWER
          with
                                     4,131,509
                           --------- -------------------------------------------
                           --------- -------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                     - 0 -
-------------------------- --------- -------------------------------------------
-------------------------- -----------------------------------------------------
           11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                           PERSON
                           4,131,509
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                               EXCLUDES CERTAIN SHARES*                    [ ]
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                           7.90%
-------------------------- -----------------------------------------------------
-------------------------- -----------------------------------------------------
           14              TYPE OF REPORTING PERSON
                           CO
-------------------------- -----------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 15 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 4 of 7 Pages
-----------------------------                    -------------------------------

Item 1.  Title of Class of Securities:

         Common Stock $.0001 Par Value

         Name and Address of Issuer:

         PETsMART, Inc.
         10000 N. 31st Avenue, Suite C-100
         Phoenix, Arizona  85051

Item 2.  Name, Address and Citizenship of Person Filing:

         (a)      Fourcar B.V., a Netherlands corporation
         (b)      Coolsingel #139
                  3012 AG Rotterdam
                  The Netherlands
         (c)      Holding   company   that  manages   investments   for
                  Carrefour  S.A.,  a  French  corporation,  which is a
                  French   retailer.   Fourcar   B.V.  is  an  indirect
                  subsidiary of Carrefour S.A.
         (d)      No
         (e)      No
         (f)      The Netherlands

Item 3.  Source and Amount of Funds:

         Fourcar B.V.'s working capital was used to purchase the securities. No portion of the purchase price was borrowed. The purchase price of the recent acquisitions are set forth in Schedule "A."

Item 4.  Purpose of Transaction:

         The common stock of PETsMART, Inc. were acquired for passive investment purposes. Fourcar B.V. has no plans which relate to management and/or control of PETsMART, Inc.

Item 5.  Interest in Securities of the Issuer:

         (a)      Amount beneficially owned:         4,131,509
                  Percent of class:                  7.90%
         (b)      Number of shares as to which Fourcar B.V. has:
                  (i)      sole voting power:        4,131,509
                  (ii)     shared voting power:      -0-
                  (iii)    sole dispositive power:   4,131,509


                               Page 16 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 5 of 7 Pages
-----------------------------                    -------------------------------

                  (iv)     shared dispositive power: -0-
         (c)      See Schedule "A"
         (d)      No
         (e)      Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships:

         Not Applicable

Item 7.  Exhibits:

         None


                               Page 17 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 6 of 7 Pages
-----------------------------                    -------------------------------

Signature

         After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: 7/13/96                      Fourcar B.V., a Netherlands corporation



                                   By:   /s/ Yves Sisteron
                                         ---------------------
                                   Its:  Attorney-in-fact
                                         ---------------------


                               Page 18 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 7 of 7 Pages
-----------------------------                    -------------------------------

                                  SCHEDULE "A"
                                  ------------


------------------------------------------------------------------------------------------------------------------------------------
Date of        Shares Purchased      Price Per Share    Total Purchase      Total No. of Shs.      No. of Shs.         Percentage
Purchase                                                    Price                Owned             Outstanding         Ownership
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
7/2/96              17,000              46.5625            791,562.50          3,490,509.00          52272470            6.68%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    95,000              46.8125           4,447,187.50         3,585,509.00          52272470            6.88%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    75,000              48.9375           3,520,312.50         3,660,509.00          52272470            7.00%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    23,000                47              1,081,000.00         3,683,509.00          52272470            7.05%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
7/3/98              26,000              46.3125           1,157,812.50         3,708,509.00          52272470            7.09%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    43,000              46.0625           1,980,687.50         3,751,509.00          52272470            7.18%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    10,000              45.9375            459,375.00          3,761,509.00          52272470            7.20%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
7/5/96              42,000              45.875            1,926,750.00         3,803,509.00          52272470            7.28%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    25,000              45.9375           1,148,437.50         3,828,509.00          52272470            7.32%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    15,000                 46              690,000.00          3,843,509.00          52272470            7.35%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
7/8/96             100,000              45.6875           4,568,750.00         3,943,509.00          52272470            7.54%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    40,000               45.5             1,820,000.00         3,983,509.00          52272470            7.62%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    30,000              45.4375           1,363,125.00         4,013,509.00          52272470            7.68%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
7/9/96              45,000               45.25            2,036,250.00         4,058,509.00          52272470            7.76%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    25,000               45.25            1,131,250.00         4,083,509.00          52272470            7.81%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    13,000               45.125            586,625.00          4,096,509.00          52272470            7.84%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    20,000              45.O625            901,250.00          4,116,509.00          52272470            7.88%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                    15,000              44.9375            674,062.50          4,131,509.00          52272470            7.90%
------------------------------------------------------------------------------------------------------------------------------------



                               Page 19 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 1 of 2 Pages
-----------------------------                    -------------------------------

                                POWER OF ATTORNEY
                                     General


This Power of Attorney is made as of this 3rd day of July 1996 by Fourcar BV, a closed company with limited liability (the "Principal"), who resides at Amsterdam, The Netherlands in these presents represented by Mr. J.B. Badin, Managing Director of the Principal.

For the term commencing on the day hereof and remaining in effect until revoked by an instrument in writing, the Principal (1) does hereby nominate, constitute and appoint Yves Sisteron as the Principal's true and lawful attorney in fact, to act in Principal's name and stead, and for the Principal's use and benefit
(2) does hereby grant to said attorney in fact full and complete authority to transact any and all business related to the U.S. Finances, investments, stock and business dealings of the Principal, including without limiting the general powers conferred hereunder to the specific acts set forth below, which are listed for purposes of example but not limitation, absolute and full power to:

     1. Deal with the accounts of Principal, including the right to withdraw funds, included with limitation, by transfer, from the accounts of Principal, make deposits, and open and close accounts at banks and other financial institutions.

     2. Buy, sell, redeem, grant, hypothecate, assign, transfer, exercise warrants, rights, registrations and options for, and in any manner deal with stocks of all companies, whether publicly traded or held privately.

     3.    Collect  and  receive  all  money,  debts,  interest,
           dividends,  and demands whatsoever as they are now or
           shall  hereafter  become  due,  owing,   payable,  or
           belonging to Principal.

     4. Execute, acknowledge, and deliver documents, including contracts, purchase and sale agreements, stock certificates, assignments, and other instruments in writing of whatever kind and nature, all upon such terms and conditions and under such covenants as said attorney in fact shall approve and deem necessary and proper, and make and execute declarations, affidavits, and statements of every kind and nature.

     5. Execute documents requested by, and make declarations and statements for and to U.S. governmental and quasi-governmental agencies and regulatory authorities, including, without limitation, officials of the Internal Revenue Service, Securities and Exchange Commission, Federal Trade Commission, and U.S. courts.



This Power of Attorney is granted upon the following conditions:


                               Page 20 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 2 of 2 Pages
-----------------------------                    -------------------------------

a. That the said attorney supplies to the Principal and original of any documents signed pursuant to this Power of Attorney immediately upon such signature;

b. That the attorney promptly informs the Principal of any oral engagement undertaken by him with any person pursuant to this Power of Attorney;

c. That the attorney furnishes a full report to the Principal on a regular basis of his activities pursuant to the exercise of these powers granted by the Principal.

GIVING AND GRANTING to said attorney in fact full power and authority, but without the power of substitution, to do and perform all and every act and thing whatsoever requisite necessary or proper to be done relative to any of the foregoing as fully as the Principal might or could do if personally present and whereby ratifying and confirming all that said attorney in fact shall lawfully do or cause to be done under the authority of this Power of Attorney.

This Power of Attorney shall be subject to French law and the jurisdiction of the Court of Appeal of Paris and its subsidiary courts.

IN WITNESS WHEREOF, this Power of Attorney is made and executed as of the date first set forth above.

This power is given for one year beginning as of the date first set forth in the above and may be renewed in writing.

FOURCAR BV



J. Badin
Managing Director


                               Page 21 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 1 of 6 Pages
-----------------------------                    -------------------------------



                                                  EXHIBIT D TO AMENDMENT NO. 1
                                                               TO SCHEDULE 13D

                                                    Translated from the French



                       MERGER AGREEMENT BETWEEN CARREFOUR
                                 AND DE NOYANGE


BETWEEN THE UNDERSIGNED:

CARREFOUR

Societe anonyme with a capital of FRF 3,847,535,400, having its registered office 6, avenue Raymond Poincare, 75016 Paris, registered at the Paris Commercial and Companies Registry, under no. B 652 014 951, represented by Mr. Daniel Bernard, President of the Board of Directors, specially authorized for the purposes hereof by decision of the Board of Directors on August 28, 1998,

(hereinafter referred to as "Carrefour" or the "Absorbing Company"),

                                                               on the one hand,

AND

DE NOYANGE


                               Page 22 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 2 of 6 Pages
-----------------------------                    -------------------------------

Societe anonyme with a capital of FRF 55,794,000, having its registered office at 42 rue de Bassano, 75008 Paris, registered at the Paris Commercial and Companies Registry under no. B 306 535 246, represented by Mr. Jacques Badin, President of the Board of Directors, specially authorized for the purposes hereof by decision of the Board of Directors on August 28, 1998,

(hereinafter referred to as "De Noyange" or the "Absorbed Company"),

                                                              on the other hand,


Carrefour (or the Absorbing Company) and De Noyange (or the Absorbed Company) are hereinafter jointly referred to as the "Parties".

PRIOR TO THE PROPOSED MERGER, THE SUBJECT HEREOF, IT WAS STATED AS FOLLOWS:


1)       PRESENTATION OF CARREFOUR
         -------------------------

Carrefour is a societe anonyme governed by French law which has for principal object the creation, acquisition and operation, in France and elsewhere, of stores for the sale of all articles, products, foodstuffs or merchandise and accessorily, the providing of services, in the context of these stores, which may interest the clientele, as well as the purchase, manufacture, sale, representation, preparation and packaging of such products, foodstuffs and merchandise.

It is also the parent company of a group and, in this respect, orients and controls all of the subsidiaries and holdings, the latter being held either directly or through intermediary companies, in France and elsewhere.


                               Page 23 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 3 of 6 Pages
-----------------------------                    -------------------------------

The activities of the Carrefour group extend throughout Europe, Asia and America in the context of the international vocation of the group.

It was formed for a 99 year term as from 11 July 1959 and shall expire on 10 July 2058, unless extended or prematurely dissolved.

Its capital amounts to FRF 3,847,535,400. It is divided into 38,475,354 shares having a par value of FRF 100 each, fully paid in, all of the same class and not amortized.

The Carrefour shares are registered for quotation on the Premier Marche of the Paris Stock Exchange (reglement mensuel).

Carrefour has not issued founders' shares, certificates of voting rights, ordinary or exchangeable bonds, nor investment certificates or other composite securities.

Carrefour proceeded with various transactions which might give rise, in due course, to the issuance of new shares. Such transactions are briefly described below.

1.       CONVERTIBLE BONDS

The Extraordinary General Meeting held on 23 April 1998 authorized the Board of Directors to issue bonds convertible into Carrefour shares. On the date of the signature hereof, no convertible bonds have been issued.


2.       SHARE SUBSCRIPTION OPTIONS

Authorization was given to the Board of Directors also to grant share subscription options on Carrefour shares to the benefit of corporate officers and employees by the Extraordinary General


                               Page 24 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 4 of 6 Pages
-----------------------------                    -------------------------------

Meeting held on 23 April 1998. On the date of signature hereof, a share subscription option plan had been attributed on 2 July 1998.

It is moreover specified that the General Meeting of 23 April 1998 authorized the Board of Directors to purchase on the Stock Exchange its own shares in order to regularize the market therefor under the conditions provided by current legislation and to grant Carrefour share purchase options to the benefit of corporate officers and employees.


II)      PRESENTATION OF DE NOYANGE
         --------------------------

De Noyange is a societe anonyme governed by French law which has for principal object the taking of all interests and holdings in any French or foreign companies or enterprises, whatever their object, and the management of its tangible and intangible assets, as well as to make all investments and to proceed with the acquisition of all rights for the exploitation, edition and reproduction of audio-visual products, literary, artistic and cinematographic works.

It was formed for a ninety-nine year term and shall expire on 31 December 2037, unless prematurely dissolved or extended.

Its capital, on the date of signature hereof, is FRF 55,794,000, divided into 557,940 shares having a par value of FRF 100 each, fully paid in, all of the same class and not amortized.

It has not issued  founders'  shares,  certificates of voting rights,  ordinary,
convertible  or  exchangeable  bonds,  nor  investment   certificates  or  other
composite securities.

It does not raise money by public offerings.

De Noyange has two salaried employees on the date of signature hereof.


                               Page 25 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 5 of 6 Pages
-----------------------------                    -------------------------------

Prior to the merger-absorption transaction planned and described herein, De Noyange must acquire four civil companies (societes civiles), DMD, Philippe, Cybele and Le Moulin (hereinafter jointly referred to as the Civil Companies).

This transaction shall be presented for approval to all of the shareholders of the interested companies gathered in extraordinary general meetings to be held on 14 October 1998.

At the close of this transaction, including in particular a reduction in capital to cancel the De Noyange shares contributed by the Civil Companies, the De Noyange capital shall be comprised of 568,751 shares of FRF 100 each, or a capital of FRF 56,875,100.



III)     RELATIONSHIP BETWEEN CARREFOUR AND DE NOYANGE
         ---------------------------------------------


1.       CAPITAL AND VOTING RIGHTS RELATIONSHIPS

De Noyange directly owns 7,143,792 shares in Carrefour representing 18.5672% of the latter's capital and 28.82% of its voting rights.

This capital and voting rights relationship should increase, prior to its absorption by Carrefour, due to the absorption by De Noyange of the Civil Companies holding Carrefour shares.

Thus, De Noyange, at the close of the planned merger-absorption transaction, the final completion of which is scheduled for 14 October 1998, must hold 7,165,718 shares in Carrefour representing 18.6242% of the capital.

Carrefour, on the other hand, has no holding in the capital of De Noyange.


                               Page 26 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 6 of 6 Pages
-----------------------------                    -------------------------------


2.       COMMON MANAGERS

Mr. Jacques Badin, President of De Noyange is also a director of Carrefour.

Mr. Herve Defforey, director of De Noyange, is also a director and General Manager of Carrefour.

Mr. Thierry Defforey, director of De Noyange, is also a director of Carrefour.

THAT BEING SAID, THE UNDERSIGNED HAVE DETERMINED AND AGREED TO THE TERMS AND CONDITIONS OF THE PLANNED MERGER BETWEEN CARREFOUR AND DE NOYANGE.


                               Page 27 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 1 of 39 Pages
-----------------------------                    -------------------------------


                                  - SECTION I -

                              BASIS FOR THE MERGER


A)       REASONS AND PURPOSE OF THE MERGER
         ---------------------------------

The merger transaction of De Noyange with Carrefour, by absorption of the first by the second, constitutes an operation of simplification of the shareholding structure of part of the Carrefour shareholdings.

For the De Noyange shareholders, the interest of the transaction resides in the obtaining of Carrefour shares in consideration of their contributions. The Carrefour shares are, contrary to the De Noyange shares, liquid and negotiable on the stock market at the wish of their owners.

For Carrefour and its shareholders, the interest of the transaction resides essentially in the contribution by De Noyange - in addition to monetary funds - of shares in the subsidiaries of the Carrefour Group which will allow it to complete the level of its holdings (such is the case in particular of the shares of its Brazilian subsidiary and the shares in the North American holdings).

Given the discount applied to the re-evaluated net assets of De Noyange for the determination of the exchange parity, this transaction will have a positive effect on the net situation per share and on the net profit per share of Carrefour while not resulting in the net issuance of Carrefour shares.


                               Page 28 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 2 of 39 Pages
-----------------------------                    -------------------------------


B)       CLOSING OF THE ACCOUNTS OF THE TWO COMPANIES
         --------------------------------------------


1.       CLOSING OF THE ACCOUNTS OF DE NOYANGE - CONTRIBUTION BALANCE SHEET


This merger is carried out on the basis of the accounting situation of De Noyange at 30 June 1998 and the assets and liability statements for the absorption transactions of the Civil Companies with retroactive effect to 1 July 1998. For the purposes hereof, the balance sheet as at 30 June 1998, adjusted for all of the asset and liability transactions resulting from the merger-absorption transactions of the four Civil Companies, constitutes the Contribution Balance Sheet at 1 July 1998 (hereinafter referred to as the "Contribution Balance Sheet").

It is specified that the Contribution Balance Sheet takes into account the decisions regarding allocation of results which will be submitted to the approval of the General Meeting of De Noyange on 14 October 1998.

The accounts of De Noyange, which were used to prepare the Contribution Balance Sheet, are those as of 30 June 1998, decided by the Board of Directors on 27 July 1998 and submitted to the approval of the Annual Ordinary General Meeting scheduled for 14 October 1998 and which show a profit of FRF 378,195,459.

The Board of Directors shall present to the approval of the Ordinary General Meeting scheduled for 14 October 1998 the following allocation, given a carry-forward of FRF 227,521,379 with respect to the previous financial year.


                               Page 29 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 3 of 39 Pages
-----------------------------                    -------------------------------


    .    special long-term capital gains reserve.................FRF 106,074,343

    .    distribution of a dividend of ..........................FRF 167,382,000 it being specified that an interim dividend of FRF 156,223,200 was distributed in June 1998 and that the balance to be paid amounts to FRF 11,158,800

    .    other reserves .........................................FRF 200,000,000

    .    carry-forward  .........................................FRF 132,260,495

In addition, the Board of Directors decided to propose to the Ordinary General Meeting held in special session, which will be held after the Extraordinary General Meeting scheduled for 14 October 1998, to distribute a dividend of FRF 242 per existing share, to be paid out of reserves, that is a global amount of FRF 137,637,742 with respect to the financial year which began on 1 July 1998. This dividend shall be paid before 30 October 1998.


2.       CLOSING OF THE CARREFOUR ACCOUNTS

The Carrefour accounts, used to establish the merger conditions, are the bi-annual accounts as at 30 June 1998.


C)       EVALUATION METHOD
         -----------------

The method chosen to evaluate the contributions of the Absorbed Company is described in Annex 1 hereto, which is an integral part hereof.


                               Page 30 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 4 of 39 Pages
-----------------------------                    -------------------------------


D)       REASONS FOR THE CHOICE OF THE EXCHANGE RATIO FOR THE SHARES
         -----------------------------------------------------------

The criteria chosen for the comparison of the value of the Absorbing Company to the value of the Absorbed Company are set forth in Annex II hereto, which is an integral part hereof.


                               Page 31 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 5 of 39 Pages
-----------------------------                    -------------------------------


                                 - SECTION II -

                        MERGER CONTRIBUTION BY DE NOYANGE
                                  TO CARREFOUR


De Noyange contributes to Carrefour under the merger, subject to the usual de facto and de jure guarantees, and subject to the conditions precedent stipulated below, all of its assets and liabilities.

Accordingly, all of the assets belonging to De Noyange shall devolve to Carrefour, as well as the obligation for Carrefour to pay all liabilities which may encumber the assets of De Noyange and to assume all its undertakings, such as all such assets, liabilities and undertakings shall exist on the final completion date of the merger.

The contributions and charges thereon shall relate to the generality of such elements, even if not designated by name or omitted in the designation prepared on the basis of the Contribution Balance Sheet; accordingly, this designation is simply an enumeration and is not limitative.

By reason of reference to the Contribution Balance Sheet, all of the asset and liability transactions for the interim period from 1 July 1998 to the final completion date of the merger shall be globally assumed by the Absorbing Company in its own accounts relating to the financial year in progress on such date.

The designation and evaluation of the assets and liabilities scheduled to be transferred are given herebelow and detailed in Annex III hereto, which is an integral part of this agreement, in order to comply with the provisions of
Article 254-3(degree) of Decree no. 67-236 of 23 March 1967.


                               Page 32 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D


-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 6 of 39 Pages
-----------------------------                    -------------------------------


However, it is observed that:

- the assets, rights and obligations hereafter grouped according to the French accounting principles and the designation of which is not given in an annex hereto are those which are included on the Contribution Balance Sheet;

- all additional elements which may become necessary to arrive at a precise and complete or specific designation, with a view in particular to the legal publication formalities for the transfer resulting from the merger, may be the subject of statements, tables, agreements, declarations, which will be grouped in one or several additional or rectifying documents.


A)    DESIGNATION AND EVALUATION OF THE ASSETS AND LIABILITIES TO BE CONTRIBUTED
      --------------------------------------------------------------------------

The assets and liabilities of De Noyange, scheduled to be transferred to Carrefour, included the assets, rights and securities designated and contributed at their actual value as is specified herebelow:

1.       ASSETS TO BE CONTRIBUTED

The assets in the Contribution Balance Sheet, the detail of which is given in annex III, include:

         a)       Fixed assets

         -        Intangible fixed assets                                None

         -        Tangible fixed assets

                  The tangible fixed assets recorded on the balance sheet


                               Page 33 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 7 of 39 Pages
-----------------------------                    -------------------------------


                  at a gross value of FRF 669,712, fully
                  amortized and contributed for a value of:               1 FRF

         -        Long-term loans and trade investments

                  a) Carrefour shareholdings, that is 7,165,718 shares recorded on the balance sheet at a gross value of
                      FRF 241,347,740 and contributed for a value
                      of:                                    25,997,224,900 FRF
                      by reference to the weighted average of the closing trading price for the six months preceding 6 August 1998 (source: Reuter), that is FRF 3,628.

                  b)  Achtsloten Beheer B.V. shareholdings
                      that is 40,001 shares (parts sociales) recorded
                      on the balance sheet at a gross value of
                      FRF 312,240,000 and the subject of a provision
                      for depreciation of FRF 10,267,000 and
                      contributed for a value of:               223,671,423 FRF
                      (estimate at 17 August 1998)


                  c)  BREPA shareholdings
                      that is 3,514,657 shares (parts  sociales)
                      (2.515% of the capital) recorded on the
                      balance sheet at a gross value of
                      FRF 351,465,700 and
                      contributed for a value of:               351,465,700 FRF

                  d) Other long-term loans and trade investments


                               Page 34 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 8 of 39 Pages
-----------------------------                    -------------------------------


                     recorded on the balance sheet at
                     a gross value of FRF 220,250 and
                     contributed for a value of:                    220,250 FRF


Total contribution value of the fixed assets                 26,572,582,274 FRF


         b)       Current Assets

         -        Accounts receivable

                  the accounts receivable recorded on
                  the balance sheet at a gross value of
                  FRF 108,816,674 and
                  contributed for a value of:                   108,816,674 FRF

         -        Investment securities

                  recorded on the balance sheet at a
                  gross value of FRF 191,293,083 and
                  contributed for a value of:                   292,887,932 FRF

         -        Cash and banks

                  recorded on the balance sheet at a
                  gross value of FRF 78,224,044 and
                  contributed for a value of:                    78,224,044 FRF

Total evaluation of the contributed assets                   27,052,510,924 FRF


                               Page 35 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 9 of 39 Pages
-----------------------------                    -------------------------------


2.       ASSUMPTION OF LIABILITIES

The liabilities of De Noyange for which Carrefour shall become liable for the totality upon the final completion of the merger, included the liabilities designated and evaluated below:

The liabilities on the Contribution Balance Sheet, the detail of which is given in annex III, would include:

         a)   Provision for contingencies and charges             4,276,000 FRF


         b)   Debts

         -    Trade and related payables                         12,213,416 FRF

         -    Amounts due to government authorities
              (tax, social security, etc..)                      68,066,180 FRF

         -    Other debts (including dividends to be paid)      166,926,169 FRF

Total evaluation of the liabilities assumed                     251,481,765 FRF


                               Page 36 of 67 Pages
                         Exhibit Index Appears on Page 8

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 10 of 39 Pages
-----------------------------                    -------------------------------


3.       DETERMINATION OF THE NET ASSETS TO BE CONTRIBUTED

The total assets are evaluated at:                          27,052,510,924 FRF
and the liabilities assumed are evaluated at:                  251,481,765 FRF

the net assets to be contributed by De Noyange to Carrefour
amount to:                                                  26,801,029,159 FRF


B)       OWNERSHIP AND LEGAL ENJOYMENT - INTERIM PERIOD
         ----------------------------------------------

Carrefour shall be the owner and have effective ownership of all of the De Noyange assets and liabilities as from the date on which the merger shall be finally completed.

It shall have legal enjoyment retroactively from 1 July 1998.

De Noyange shall continue, as from 1 July 1998 until the day on which the merger shall be finally completed, to manage the contributed assets and rights in accordance with the same principles, rules and conditions as in the past. It shall make no undertakings - outside the normal course of its activity - which may substantially affect the stability of its assets and rights without having obtained the prior written agreement of Carrefour.

It is expressly agreed that:

- it is noted that De Noyange proceeded with the payment of an interim dividend with respect to the financial year ended 30 June 1998 in an amount of FRF 156,223,200, the balance, that is FRF 11,158,800, of which is to be paid in accordance with the proposal of the De Noyange Board of Directors, submitted to the Ordinary General Meeting scheduled for 14 October 1998, that is a global amount of net dividends of FRF 167,382,000. In the same manner, it is planned to pay an interim dividend of FRF 242 per


                               Page 37 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 11 of 39 Pages
-----------------------------                    -------------------------------


      existing share after the De Noyange General Meeting scheduled for 14 October 1998, that is a global amount of FRF 137,637,742 to be distributed with respect to the financial year which began on 1 July 1998, prior to 30 October 1998.

- the net result of all the other transactions carried out by De Noyange from 1 July 1998 until the day of the final completion of the merger shall be assumed by Carrefour.

Accordingly, all entries or all outflows of assets, all income and all profits, all expenses and all charges, any variation of the current assets from 1 July 1998, taking into account the merger-absorption transactions of the above-referred civil companies, shall be taken over in assets and in liabilities by Carrefour, the latter accepting to acquire, on the day on which it shall effectively have ownership, all of the contributed assets and all of the assumed liabilities, such as they will then exist, and as taking the place of those designated in this merger agreement.

However, De Noyange guarantees the existence of the contributed assets on the date of the signature hereof. In the event that one of such elements is no longer present, in full or in part, for any reason whatsoever, in the assets of De Noyange on the date of the final completion of the merger, De Noyange undertakes to contribute an amount in cash equal to the evaluation retained in this agreement for the determination of parity.


                               Page 38 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 12 of 39 Pages
-----------------------------                    -------------------------------


                                 - SECTION III -

                 CHARGES AND CONDITIONS OF MERGER CONTRIBUTIONS


The preceding merger contributions are granted and accepted subject to the usual de facto and de jure conditions and to the following conditions which the legal representative of Carrefour, acting within the scope of his attributions, undertakes for Carrefour to fulfill:

a) Carrefour shall be subrogated to De Noyange in respect of all its rights and obligations.

b) Carrefour shall take over the contributed assets and rights in their state and "as is" at the time of taking of legal enjoyment, without being entitled to exercise any recourse whatsoever against De Noyange for any reason whatsoever.

c) Carrefour shall assume all the debts and charges of De Noyange, including all liabilities omitted in the books or not revealed or partially revealed.

      Carrefour shall assume all guarantees and sureties which may have been given by De Noyange.

d) Carrefour shall bear and pay, as from the final completion date of the merger, all taxes, contributions, duties and penalties, all insurance and other premiums, as well as all ordinary or extraordinary charges encumbering or which may encumber the contributed assets and rights or which shall be inherent to their ownership or to their holding or to their exploitation, including those relating to the interim period.

      Carrefour shall be subrogated to De Noyange, in respect of all rights and obligations of De Noyange as regards the application, if any, of the
      provisions   relating  to  the  value-added


                               Page 39 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 13 of 39 Pages
-----------------------------                    -------------------------------


      tax having encumbered the acquisition of the fixed assets included in the present contributions.

e) Carrefour shall be purely and simply subrogated to De Noyange's right to benefit from and obligation to take responsibility for all agreements or undertakings which may have been contracted by De Noyange with third parties by the sole fact of the final completion of the merger. It shall in particular be personally responsible for the approval by all interested parties (including all legal entities, organizations or other) of its substitution in the benefit from such agreements or undertakings and of the execution or termination at its expense and risk of any agreements, contracts, protocols, undertakings, of any legal nature whatsoever, which may have been made by De Noyange, in lieu of De Noyange and without being entitled to any recourse against the latter.

f) Carrefour shall have full powers and the exclusive responsibility, as from the final completion of the merger, in particular, to initiate, follow or withdraw from all legal, administrative or arbitral proceedings relating to the contributed assets and rights or to the assumed liabilities under this agreement, in lieu of De Noyange, and, in particular, to receive or pay all amounts due as a result of judicial or administrative decisions, awards or settlements.

g) Carrefour shall be responsible for obtaining approval of its substitution for De Noyange in the ownership of shares and securities included in the contributions. However, the absence of approval shall in no way compromise the validity or cancel this agreement and/or the merger transaction described herein.

h) Carrefour shall, by the sole fact of the final completion of the merger, be subrogated to the rights (for De Noyange) to benefit from and its obligation to take responsibility for all authorizations and permissions which may benefit De Noyange, subject to the obtaining of all new authorizations or permissions which may be required and for which it shall be personally responsible.

                               Page 40 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 14 of 39 Pages
-----------------------------                    -------------------------------


      The absence of any new authorization or permission shall in no way compromise the validity or cancel this agreement and/or the merger described herein.

i) Carrefour shall be personally responsible for any declarations, authorizations and formalities prescribed by current legislation for the purpose of completing the transfer of all of the assets of the Absorbed
      Company to Carrefour, and of rendering such transfer binding on third parties.


                               Page 41 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 15 of 39 Pages
-----------------------------                    -------------------------------


                                 - SECTION IV -

                      OTHER CONDITIONS OF THE CONTRIBUTIONS
                     GENERAL STATEMENTS AND TAX DECLARATIONS


A)       WAIVER OF LIEN AND ACTION FOR TERMINATION
         -----------------------------------------

The undersigned representative of De Noyange, acting within the scope of his attributions, expressly waives all rights to any lien or action for termination to which it may be entitled as a result hereof. Accordingly, he expressly waives that any recording be made which might guarantee the seller's lien or that any action for termination be taken in this respect.


B)       GENERAL DECLARATIONS
         --------------------

The undersigned representative of De Noyange, acting within the scope of his attributions, states in the name of De Noyange that:

- De Noyange has never been insolvent, bankrupt, has never been declared in judicial reorganization or liquidation and has never been the subject of any procedure whatsoever for a collective arrangement with creditors;

- De Noyange has never been the subject of any measure which might affect its civil capacity or the free disposal of its assets;

- the shareholdings are freely disposable and are not encumbered by any pledges; there exists, to its knowledge, no pledge of any significance which would encumber


                               Page 42 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 16 of 39 Pages
-----------------------------                    -------------------------------


         the receivables and other contributed securities; the prior approval procedures to which the transfer of certain rights were subordinated have been duly undertaken;

- the amount of the financial and related income for the last three financial years was as follows:

         - financial year ended 31 May 1996:  FRF 183 158 976
         - financial year ended 31 May 1997:  FRF 208 600 662
         - financial year ended 30 June 1998:  FRF 343 466 645

-        the net result for the latest financial years was as follows:

         - financial year ended 31 May 1996:  FRF 141 177 005
         - financial year ended 31 May 1997:  FRF 181 093 729
         - financial year ended 30 June 1998:  FRF 378 195 459

C)       TAX DECLARATIONS
         ----------------

The Parties agree from the tax standpoint to take advantage of the retroactivity to 1 July 1998 for the transaction, as defined herein.

Therefore, the options and undertakings relating to these agreements are as follows:

a)       Corporate income tax

The Parties state that they both fall under the tax regime for joint stock companies. They declare that this merger shall be subject to the regime provided under Article 210A of the French General Tax Code (GTC). Accordingly, the Absorbing Company undertakes to:

                               Page 43 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 17 of 39 Pages
-----------------------------                    -------------------------------


- include in its liabilities the provisions for which taxation is deferred, and the special reserve for long-term capital gains subject to corporate income tax at the reduced rate, of the Absorbed Company;

-        to  substitute   itself  for  the  Absorbed   Company  as  regards  the
         reinstatement of the capital gains for which taxation may have been deferred by the latter;

- calculate the capital gains which may be subsequently realized upon the transfer of the non-depreciable fixed assets which have been contributed according to the value given for tax purposes in the books of the Absorbed Company;

- integrate in its taxable profits, within the time limits and conditions provided by Article 210 A 3(degree)of the GTC, the capital gains resulting from the contribution of depreciable assets;

- record on its balance sheet the elements other than fixed assets at the value given for tax purposes in the books of the Absorbed Company.

Moreover, the Absorbing Company shall substitute itself in all obligations to maintain the stock portfolio of the Absorbed Company which may have been undertaken by the latter in execution of approvals or tax provisions and, in particular, in the context of Article 145 of the General Tax Code ("GTC").

Finally, and, in particular, the Absorbing Company shall substitute itself in all undertakings that the Absorbed Company may have made in respect of merger or partial contribution of assets transactions subject to the regime provided under Articles 210 A and 210 B of the GTC and which relate to elements transferred with respect to this merger. In addition, the Absorbing Company shall fulfill its declaratory obligations under Article 54 septies of the GTC.


                               Page 44 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 18 of 39 Pages
-----------------------------                    -------------------------------


b)       Value-added Tax (VAT)

It is expressly agreed that the Absorbing Company shall be purely and simply substituted (for the Absorbed Company) in and to the rights and obligations of the Absorbed Company.

The Parties state that the present contributions do not include the delivery of property within the meaning of Article 257-7 of the GTC and that they are thus deemed non-existent for purposes of the application of the provisions of such article.

The Absorbing Company undertakes to effect, if necessary, the regularizations which the Absorbed Company would have had to make on its own as regards VAT, if it had continued to use the contributed assets; the Absorbing Company may, moreover, have transferred the tax credits which the Absorbed Company may still have on the date of its disappearance.

In addition, the Absorbing Company and the Absorbed Company state that they intend to take advantage of the provisions of administrative notice no. 3 A-6-90 of 22 February 1990 which, commenting on the modifications made by the Finance Law for 1990 to the provisions of 3-1(degree)a of Article 261 of the General Tax Code, exonerated from VAT the transfer of investment property in the context of the transfer, in particular by way of a total or partial contribution of assets, to the extent that the beneficiary continues the entity of the transferor.

In addition, the Parties indicate that they wish to take advantage of the provisions of Article 210-III of Annex II to the General Tax Code.

Consequently, the Absorbing Company undertakes to:

- subject subsequent transfers of the investment property included in this contribution to VAT, pursuant to the provisions of Article 261-3-1(degree)-a of the General Tax Code;

                               Page 45 of 67 Pages
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

                                  Schedule 13D


-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 19 of 39 Pages
-----------------------------                    -------------------------------


- proceed, if appropriate, with the regularizations provided for under Articles 210 and 215 of Annex II of the General Tax Code, which would have been due if the Absorbed Company had continued to use the contributed assets.

The Absorbing Company shall notify the competent tax authorities of this double undertaking by declaration in two counterparts.


c)       Registration

The Parties state that these contributions fall within the provisions of Article 816 of the GTC. The Parties accordingly request application of the provisions of Articles 816 and 817 A of the GTC and Articles 301 A and 301 B of Annex II to such Code.

This merger shall thus be recorded at the fixed rate provided under 1(degree) of I of the above-mentioned Article 816.

The Parties state, for registration purposes, that the contributions do not include assets (parts sociales (shares) - shareholdings in real estate civil companies) which may fall within the scope of the Law of 15 March 1963 and subsequent texts (Articles 727 and 728 of the General Tax Code).

The Parties further affirm under penalty of the sanctions provided in Article 1837 of the GTC that this act expresses the full amount of the remuneration of the contributions and of the liabilities assumed.


                               Page 46 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 20 of 39 Pages
-----------------------------                    -------------------------------


                                  - SECTION V -

               EXCHANGE RATIO - REMUNERATION OF THE CONTRIBUTIONS



A)       EXCHANGE RATIO OF SHARES
         ------------------------

The criteria used for the comparison of the value of De Noyange and Carrefour are described in Annex II.

Given the evaluation, the value of each share of the Absorbed Company is FRF 45,708.92758, and the value of each share of the Absorbing Company is FRF 3,628.

Accordingly, the exchange ratio is 1 De Noyange share for 12.598932 Carrefour shares.


B)       INCREASE AND REDUCTION IN CAPITAL OF CARREFOUR
         ----------------------------------------------

The merger contribution granted by De Noyange to Carrefour should thus be remunerated by the allocation of 7,165,655 shares having a par value of FRF 100 each to be issued by Carrefour by increase in capital, which shall be attributed directly to the De Noyange shareholders in the proportion of 12.598932 Carrefour shares for 1 De Noyange share.

However, of the 7,165,718 Carrefour shares which will be held by De Noyange at the close of the merger-absorption transaction for the above-referred civil companies and contributed to Carrefour under the merger, which is the subject hereof, 63 Carrefour shares shall be retained and 7,165,655 shares shall be immediately cancelled; the capital accordingly shall be reduced by the par value of such shares.


                               Page 47 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 21 of 39 Pages
-----------------------------                    -------------------------------


In the end, the Carrefour capital shall remain unchanged at the close of the transactions and shall be divided into 38,475,354 shares of FRF 100 each, for an amount of FRF 3,847,535,400.


C)       ISSUANCE OF NEW SHARES
         ----------------------

The new shares, fully paid in, issued by Carrefour and intended to be distributed among the shareholders of De Noyange shall carry the right to receive dividends which may be distributed by Carrefour with respect to the financial year which began on 1 January 1998.

The shareholders of De Noyange which held De Noyange shares having double voting rights shall receive, pursuant to the provisions of Article 176, paragraph 2, of the Law of 24 July 1966 on commercial companies, new Carrefour shares having double voting rights.

The new Carrefour shares shall, subject to the sole reservation as to their date of legal enjoyment, be fully assimilated to the shares currently comprising the corporate capital of Carrefour, in particular as regards the benefit of any exoneration or allocation of any tax costs.

Their admission to quotation on the premier marche a reglement mensuel of the Paris Stock Exchange shall be requested upon the final completion of the merger.


D)       AMOUNT PROVIDED FOR THE MERGER PREMIUM
         --------------------------------------

The merger premium consists of the value of the net assets of De Noyange, reduced by:

         - the amount of the capital increase of Carrefour carried out to remunerate the contributions;


                               Page 48 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 22 of 39 Pages
-----------------------------                    -------------------------------


         - and the difference between the contribution value of the Carrefour shares contributed by De Noyange and cancelled, and the par value of such same shares.

The merger premium shall be recorded on the Carrefour balance sheet in a "Merger premium" account to which the former and new shareholders of Carrefour shall have rights.

Thus, the amount provided for the merger premium shall be:.......804 032 819 FRF

That is:

-        Net assets taken into account in the contribution....26 801 029 159 FRF

-        less the amount of the capital increase...............(716 565 500) FRF

-        less the difference between the contribution value
         (25 996 996 340 FRF) and the par value of the Carrefour
         shares contributed by De Noyange and cancelled
         (716 565 500 FRF)         (25 280 430 840) FRF

-        Merger premium after deductions.........................804 032 819 FRF

Amount of merger premium resulting from the capital increase..26 084 463 659 FRF
Charge against premium after capital reduction................25 280 430 840 FRF
Merger premium to be recorded in shareholders' equity............804 032 819 FRF


E)       MERGER PREMIUM DEDUCTION
         ------------------------

It is expressly agreed between the Parties to propose to the Extraordinary General Meeting of the Shareholders of the Absorbing Company, convened to vote on the merger contributions, to


                               Page 49 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 23 of 39 Pages
-----------------------------                    -------------------------------


authorize the board of directors of the Absorbing Company, to deduct, notably, from this merger premium:

         -    all of the expenses, duties and fees incurred by the merger,

         - the necessary amount to be allocated to the legal reserve fund and/or to the special long-term capital gains reserve fund.



                               Page 50 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 24 of 39 Pages
-----------------------------                    -------------------------------


                                 - SECTION VI -

                         FINAL COMPLETION OF THE MERGER
                              CONDITIONS PRECEDENT


1. This planned merger shall only become final upon the realization of the last of the following conditions precedent to be fulfilled:

         - Approvals of the merger-absorptions by De Noyange of the above-referred group companies, that is the civil companies DMD, Le Moulin, Cybele and Philippe, by the various Extraordinary General Meetings of the Shareholders of the various companies intervening in the planned transactions, under the conditions stipulated in the respective merger agreements;

         - Approval of the merger, under the conditions stipulated herein, by the Extraordinary General Meeting of the Shareholders of De Noyange, which therefore shall pronounce the dissolution without liquidation of such company;

         - Approval, under the conditions stipulated herein, by the Extraordinary General Meeting of the Shareholders of Carrefour of the contributions made, with respect to the merger, by De Noyange and realization of the capital increase intended to remunerate such contributions and capital reduction by cancellation of the Carrefour shares contributed by De Noyange.


                               Page 51 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 25 of 39 Pages
-----------------------------                    -------------------------------


2. Failing realization of all of the above-stipulated conditions precedent on the date of 31 December 1998, this planned merger shall be deemed null and void, without either party being entitled to any indemnity.



                               Page 52 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 26 of 39 Pages
-----------------------------                    -------------------------------


                                 - SECTION VII -

                            DISSOLUTION OF DE NOYANGE
                     DELIVERY OF SHARES TO THE SHAREHOLDERS
                                  OF DE NOYANGE


A)       DISSOLUTION OF DE NOYANGE NOT FOLLOWED BY LIQUIDATION
         -----------------------------------------------------

Given the devolution of all of its assets and liabilities to Carrefour, De Noyange shall be automatically dissolved by the sole fact of the final completion of the merger, i.e., upon the realization of all of the conditions precedent stipulated above.

Pursuant to Article 372-1 of the Law of 24 July 1966 regarding commercial companies, the dissolution of De Noyange, as a result of the merger, shall not be followed by any liquidation operation of this company.


B)       ATTRIBUTION OF THE CARREFOUR SHARES
         -----------------------------------


As a result of the absence of liquidation of the Absorbed Company, the shares issued by Carrefour with respect to the increase in capital shall, by the sole fact of the completion of the merger, be immediately and directly attributed to the De Noyange shareholders under the conditions and in the proportions provided above.



                               Page 53 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 27 of 39 Pages
-----------------------------                    -------------------------------

The De Noyange shareholders holding an insufficient number of shares to exercise their full rights shall, pursuant to Article 6 of such company's by-laws, be personally responsible for the sale or purchase of the necessary number of shares.





                               Page 54 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 28 of 39 Pages
-----------------------------                    -------------------------------


                                - SECTION VIII -

                             PUBLICATION FORMALITIES
                                 COSTS AND FEES
                                DELIVERY OF TITLE
                              ELECTION OF DOMICILE
                                     PROXIES


A)       PUBLICATION FORMALITIES
         -----------------------

The planned merger shall be published according to the law. Objections which may arise shall be brought before the competent Commercial Court which shall decide.


B)       COSTS AND FEES
         --------------

The costs, duties and fees relating hereto, those of its realization and those which may result therefrom, shall be borne by Carrefour, as its designated legal representative, acting within the scope of his attributions, has accepted.


C)       DELIVERY OF TITLE
         -----------------

The ownership titles, archives, and all documents relating to the transferred assets shall be, if the merger is completed, given to the Absorbing Company.


                               Page 55 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 29 of 39 Pages
-----------------------------                    -------------------------------


D)       ELECTION OF DOMICILE
         --------------------

For the execution hereof and of the acts and minutes which shall result herefrom, the Parties each elect domicile at their respective registered offices.


E)       PROXIES
         -------

Full powers are hereby granted to:

- the undersigned, acting within the scope of their attributions, representing the Parties, with option to act jointly or separately for the purpose of pursuing the final completion of the merger transactions by themselves or by a proxy-holder and, accordingly, to reiterate, if necessary, the contributions, repair the omissions, complete the designations and, in general, do whatever may be necessary by way of any additional, rectifying or complementary acts and finally to carry out all formalities and make the necessary declarations;

- to the bearers of originals, certified copies or excerpts hereof and of any documents recording the final completion of the contributions and of the merger transaction described herein, for the carrying out of the required legal formalities.



Executed in Paris, in 10 original counterparts, on 28 August 1998


For De Noyange                            For Carrefour
Jacques Badin                             Daniel Bernard


                               Page 56 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 30 of 39 Pages
-----------------------------                    -------------------------------


(signature)                              (signature)




                               Page 57 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 31 of 39 Pages
-----------------------------                    -------------------------------


                     LIST OF ANNEXES TO THE MERGER AGREEMENT
                        BETWEEN DE NOYANGE AND CARREFOUR






Annex 1    Evaluation methods of the De Noyange contributions
-------

Annex II   Remuneration of the contribution and determination of the exchange
--------   parity


Annex III  Detail of the re-evaluated assets and liabilities of De Noyange
---------



                               Page 58 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 32 of 39 Pages
-----------------------------                    -------------------------------


                                                                       ANNEX I
                                                                       -------


               EVALUATION METHODS OF THE DE NOYANGE CONTRIBUTIONS
               --------------------------------------------------


The De Noyange contributions were evaluated according to the methods described below:


I -      LONG-TERM LOANS AND TRADE INVESTMENTS
         -------------------------------------

         A/       CARREFOUR SHAREHOLDINGS

                  The 7,165,718 Carrefour shares (the par value of each share is FRF 100) were evaluated on the basis of the average of the last six months' trading price at the close of the stock exchange, and weighted for volume, the last day of the stock exchange being 5 August 1998. That is, a value of FRF 3
                  628.537864 (basis Reuter) per share, rounded to FRF 3628.

                  That is a global contribution value of FRF 25,997,224,900.

         B/       ACHTSLOTEN BEHEER B.V. SHAREHOLDINGS

                  The Dutch company Achtsloten Beheer B.V. is a holding company, therefore, it actual net assets are the sole significant criterion of the value of the 40,001 shares held by De Noyange.


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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 33 of 39 Pages
-----------------------------                    -------------------------------


                  This actual net asset value, after provision for depreciation, is 5591.6458 per share, that is a global contribution value of FRF 223,671,423.

         C/       BREPA SHAREHOLDINGS

                  The Brazilian company, BREPA, is a company having a commercial activity. The 3,514,657 shares held by De Noyange, representing 2.515% of the capital of BREPA, were evaluated on the basis of the most recent transactions concerning its shares.

         D/       OTHER LONG-TERM LOANS AND TRADE INVESTMENTS

                  These are various long-term loans and trade investments which are contributed at their book value, that is FRF 220,250, and call forth no particular comment.


II -              CURRENT ASSETS
                  --------------

         - The accounts receivable were contributed at their gross value, which represents essentially one receivable for the sale of Sogecable shares (FRF 108,802,474).

         - The investment securities evaluated at the reference trading price on 17 August 1998 consist exclusively in SICAV and similar shareholdings acquired from various financial institutions.

                  The latent taxation at 30 June 1998 was taken into account for the determination of the corporate income tax relating to the financial year ended 30 June 1998.

         - The available funds are contributed for their gross value and call forth no particular comments.


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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 34 of 39 Pages
-----------------------------                    -------------------------------


III -             ASSUMED LIABILITIES
                  -------------------

                  The liabilities assumed call forth no particular comments.

                  The item "Other liabilities" includes a balance of a De Noyange dividend, in an amount of FRF 11,158,800, to be paid with respect to the financial year ended 30 June 1998, and a dividend to be paid with respect to the financial year which began on 1 July 1998, in an amount of FRF 137,637,742.

                                        *
                                       ***

Taking into account the evaluation methods described above, the net assets to be contributed by De Noyange to Carrefour amount to........26 801 029 159 FRF or a value per share before allowance of........................47 122.60576 FRF



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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 35 of 39 Pages
-----------------------------                    -------------------------------


                                                                       ANNEX II
                                                                       --------

               REMUNERATION OF THE CONTRIBUTION AND DETERMINATION
               --------------------------------------------------
                             OF THE EXCHANGE PARITY
                             ----------------------


I -               EXCHANGE PARITY CRITERIA

         A/       DE NOYANGE SHARE

                  1) As it is a holding company, the actual net assets of De Noyange are the sole significant criterion for the value of the share.

                  A 3% discount was applied.

                  2) The value of the De Noyange share which was determined on a basis of re-evaluated net assets prior to discount is FRF 47 122.60576 (Basis Contribution Balance Sheet as at 1 July 1998).

                  Unit value of the De Noyange share prior to discount:

                                            FRF 26 801 029 159
                                            ------------------
                  FRF 47 122.60576 =              568.751

                  3) Unit value of the De Noyange share after taking into account the 3% discount:

                  FRF 47 122.60576 x 0.97 = FRF 45 708.92758


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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 36 of 39 Pages
-----------------------------                    -------------------------------


                  (each share has a par value of FRF 100)

         B/       CARREFOUR SHARE

                  Unit value of the Carrefour share: FRF 3628.53786, rounded to FRF 3628

                  This rate was established on the basis of the average trading price over the six month period preceding 6 August 1998, trading price at closing weighted for volume (source: Reuter).

                  The capital of Carrefour is divided into 38,475,354 shares.

                  (each share has a par value of FRF 100)

II -              DETERMINATION OF EXCHANGE PARITY
                  --------------------------------

                  One De Noyange share for 12.598932 Carrefour shares.


III -             REMUNERATION OF THE CONTRIBUTION
                  --------------------------------

                  Number of Carrefour shares to be issued in remuneration of the contribution: 7,165,655 shares.


                               Page 63 of 67 Pages
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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 37 of 39 Pages
-----------------------------                    -------------------------------


                                                                      ANNEX III
                                                                      ---------

                          DETAIL OF RE-EVALUATED ASSETS
                          -----------------------------
                          AND LIABILITIES OF DE NOYANGE
                          -----------------------------

(Expressed in French francs)

I.   DE NOYANGE ASSETS
     -----------------

A/  Fixed Tangible assets
Technical installation office equipment                                 121 421
Amortization of office equipment                                      (121 421)
General installation, leasehold improvements                             56 491
Amortization of leasehold improvements                                 (56 491)
Office furniture                                                        491 800
Amortization of office furniture                                      (491 800)
          TOTAL                                                               1

B/  Long-term loans and trade investments
CARREFOUR                                                        25 997 224 900
Achtsloten                                                          223 671 423
Brepa                                                               351 465 700
Other long-term loans and trade investments                             220 250
          TOTAL                                                  26 572 582 273

C/ Current Assets
Trade and related receivables                                               730
Income to be received                                                    13 470
Receivable on Sogecable sale                                        108 802 474
          TOTAL                                                     108 816 674

D/ Investment securities
Magellan                                                            267 570 012
Selection Entreprise                                                 11 889 036
Gestion Monetaire                                                       184 752
Comptoirs Modernes                                                       16 000
Q.C.S.                                                                4 254 855
Sector Fund                                                           7 249 800
Fixed period deposit                                                  1 429 007
Selection Securite                                                      294 470
          TOTAL                                                     292 887 932

E/ Cash and banks
CCF                                                                  75 316 781
DLJ                                                                       3 673
Banque Sao Paulo                                                        514 822



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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 38 of 39 Pages
-----------------------------                    -------------------------------


Banque BSD                                                            2 387 072
Petty cash                                                                1 696
    TOTAL                                                            78 224 044
TOTAL ASSETS                                                     27 052 510 924



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


                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 39 of 39 Pages
-----------------------------                    -------------------------------


II. DE NOYANGE LIABILITIES
    ----------------------

A/  Provisions pour contingencies and charges                4 276 000

B/  Trade and related payables                              12 213 416

C/  Amounts due to gov't authorities (tax,
    social security, etc..)                                 68 066 180

Of which a corporate income tax liability of 59 289 382 as follows:

DE NOYANGE                             56 385 543
DMD                                     2 533 141
LE MOULIN                                 100 337
CYBELE                                     71 075
PHILIPPE                                  199 286

D/  Other liabilities                                      166 926 169

Of which dividends to be paid in a    148 796 542
total amount of:

The other liabilities are current
accounts of the partners in an
amount of:                             18 129 627

TOTAL LIABILITIES AND PROVISIONS                           251 481 765

-------------------------------------------------------------------------------

TOTAL RE-EVALUATED NET ASSETS CONTRIBUTED                  FRF 26 801 029 159

-------------------------------------------------------------------------------


                               Page 66 of 67 Pages
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

                                  Schedule 13D

-----------------------------                    -------------------------------
CUSIP No. 716768106                                        Page 1 of 1 Pages
-----------------------------                    -------------------------------


                                                                EXHIBIT E TO
                                             AMENDMENT NO. 1 TO SCHEDULE 13D

                  JOINT FILING AGREEMENT AMONG CARREFOUR S.A.,
                    A FRENCH CORPORATION, AND FOURCAR, B.V.,
                            A NETHERLANDS CORPORATION


         WHEREAS, in accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934 (the "Act"), only one joint statement and any amendments thereto need to be filed whenever one or more persons are required to file such a statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such statement or amendments thereto is filed on behalf of each of them;

         NOW, THEREFORE, the parties hereto agree as follows:

         CARREFOUR S.A. and FOURCAR, B.V. hereby agree, in accordance with Rule 13d-1(k) under the Act, to file a statement on Schedule 13D relating to their ownership of Common Stock of PetsMart, Inc., a Delaware corporation, and do hereby further agree that said statement shall be filed on behalf of each of them.

                                      CARREFOUR, S.A.


Dated:   February 17, 1999            By: /s/ Yves Sisteron
                                          -----------------------------------
                                          Name:    Yves Sisteron
                                          Title:   Authorized Signatory


                                      FOURCAR, B.V.


Dated:   February 17, 1999            By: /s/ Yves Sisteron
                                          -----------------------------------
                                          Name:    Yves Sisteron
                                          Title:   Authorized Signatory



                               Page 67 of 67 Pages
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